EXHIBIT 2.3


                             SECOND AMENDMENT TO
                      STOCK AND ASSET PURCHASE AGREEMENT

      THIS SECOND AMENDMENT TO STOCK AND ASSET PURCHASE AGREEMENT (this "Second Amendment") is made and entered into this 12th day of October, 2001, to be effective as of September 30, 2001 (the "Effective Date") by and among RAPID LINK USA, INC., a Georgia corporation ("Rapid Link USA" or "Sub"); RAPID LINK, INC., a Georgia corporation that is the sole shareholder of the Sub ("RLI" or "Parent"); DIAL THRU INTERNATIONAL CORPORATION, a Delaware corporation (the "Purchaser"), and John Jenkins, an individual resident of the State of California ("Jenkins"). Parent and Sub are referred to collectively herein as the "Sellers."

                                  Background

      WHEREAS, the Purchaser and Sellers entered into that certain Stock and Asset Purchase Agreement dated September 18, 2001, as amended by that certain First Amendment to Stock and Asset Purchase Agreement dated September 21, 2001 (as amended, the "Agreement"); and

      WHEREAS, the Purchaser and Sellers desire to amend the Agreement in accordance with the terms of this Second Amendment.

      NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the parties hereto agree as follows:

      1.   Amendments to Agreement.

                A. The Agreement shall be amended by adding John Jenkins, President of the Purchaser, as a party to the Agreement.

                B. Section 3.1(a) shall be removed in its entirety and shall be replaced with the following:

      (a) Upon the terms and subject to the conditions contained herein, Purchaser shall deliver the following to Sellers as consideration for the GmbH Stock and the Acquired Assets:

           (i)  the Deposit;

           (ii) $1,250,000, payable to the Sellers on or before October 15, 2001 via wire transfer or otherwise immediately available funds, and from which there shall be an adjustment for any Customary Pro-Rations made as of the Closing Date and delivered;

           (iii) $250,000, payable to the Sellers on October 25, 2001 via wire transfer or otherwise immediately available funds;

           (iv) $300,000 minus the Advance Payments calculated by the Purchaser to be outstanding as of October 1, 2001, with such balance, if any, payable to the Sellers on or before December 15, 2001;

           (v) 600,000 newly issued DTI Shares, free and clear of any and all liens and encumbrances, fully paid and non-assessable, and the value of which shall be guaranteed by the Purchaser in accordance with Section 3.1(c) below.

                C. Section 3.1(b) shall be removed in its entirety and shall be replaced with the following:

      (b) To guarantee payment of amounts owed by the Purchaser pursuant to Section 3.1(a)(iv) hereof, John Jenkins ("Jenkins"), President of Purchaser, shall place into escrow one million (1,000,000) shares of Purchaser's common stock owned by Jenkins (the "Escrowed Stock"), pursuant to an escrow agreement mutually agreeable to the Sellers and Jenkins. Upon payment of amounts owed by Purchaser to the Sellers pursuant to Section 3.1(a)(iv), if any, on or before December 15, 2001, the Escrowed Stock shall be released from the escrow account to Jenkins. In the event that the Purchaser fails to pay to the Sellers amounts owed pursuant to
      Section 3.1(a)(iv) hereof, if any, the Sellers shall be entitled to receive from the escrow account that number of shares of Escrowed Stock equal in value to the amount owed by the Purchaser pursuant to Section 3.1(a)(iv). For purposes of this Section
      3.1(b), the value of a share of Escrowed Stock shall be the average of the daily closing sales prices, or, if there is no closing sales price, the average of the closing bid and asked price, in the over-the-counter market, for the five (5) consecutive trading days immediately prior to the payment by Purchaser of amounts owed to the Sellers pursuant to Section 3.1(a)(iv), as reported by the National Association of Securities Dealers' Automated Quotation System, or, if not so reported, as reported by the National Quotation Bureau, Incorporated or any successor thereof, or if not so reported, the average of the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. as selected by the Purchaser.

                D. The Agreement shall be amended by adding the following to the end of Section 3.2(a):

           ", and the Closing Date shall be effective as of October 1, 2001."

                E. The Agreement shall be amended by removing Section 3.2(c)(4) in its entirety and replacing it with the following:

      (4) Purchaser shall deliver the consideration due at the Closing under Section 3.1, comprised of (a) a certificate for the DTI Shares, and (b) the $1,250,000 due at Closing pursuant to Section 3.1(a)(ii) hereof.

                F. The Agreement shall be amended by adding the following to the end of Section 3.2(c):

      "(6) Jenkins shall deliver to Sellers' counsel a stock certificate representing the Escrowed Stock to be held pursuant to an escrow agreement acceptable to Sellers and Jenkins.

                G.   The Agreement shall be amended  in the title of  Section
 7.10 and in Sections 7.10(a), 7.10(a)(i), and 7.10(a)(ii) by replacing each reference to "DTI Shares" therein with "DTI Shares and/or the Escrowed Stock".

      2. Headings. The headings in this Second Amendment are inserted solely as a matter of convenience and for reference, and are not a part of this Second Amendment.

      3. Counterparts; Copies. This Second Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one counterpart has been signed by each party and delivered to the other party hereto. One or more copies of this Second Amendment may be executed but it shall not be necessary, in making proof of the existence of this Second Amendment, to provide more than one original copy.

      4. Entire Agreement. The Agreement, as amendment by this Second Amendment, is the final and entire agreement among the parties regarding the subject matter hereof, and is a complete and exclusive statement of the terms of such agreement. This Second Amendment supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof. Neither this Second Amendment, nor the Agreement, nor any provision hereof or thereof, may be changed, waived, discharged, supplemented, or terminated orally, but only by an agreement in writing signed by the party against which the enforcement of such change, waiver, discharge, or termination is sought.

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      IN  WITNESS  WHEREOF,  each  party  hereto  has  executed  this  Second
 Amendment, as of the Effective Date.


 PURCHASER:                         SELLER:
 DIAL THRU INTERNATIONAL            RAPID LINK, INC.
 CORPORATION



 By:_____________________________   By:____________________________________
       John Jenkins, President           Jim Rose, Chief Operating Officer

                                    SELLER:
                                    RAPID LINK USA, INC.
 _______________________________
      John Jenkins
                                    By:___________________________________
                                         Jim Rose, Chief Operating Officer